                                                              Exhibit 20
To Our Shareholders:
We would like to share with you the financial results and some highlights from our first fiscal quarter ended August 31, 2002.

Net sales for the first quarter of fiscal 2003 were $3.5 million, an increase of 25 percent from net sales of $2.8 million in the first quarter of the prior fiscal year. Net loss for the quarter was $887,000, or $0.12 per share, compared with a net loss of $634,000, or $0.09 per share, in the same quarter of the prior year. The operating loss for the first quarter of fiscal 2003 showed an improvement of 7 percent compared with the operating loss in the same quarter of the prior year. Net loss for the first quarter of fiscal 2002 included a U.S. income tax benefit of $332,000, or $0.05 per share, whereas in the first quarter of fiscal 2003 no U.S. income tax benefit was recorded.

As of August 31, 2002, we had no outstanding debt. Our cash, short-term investments and long-term investments totaled $13.6 million, working capital was $24.5 million and book value per share was $4.03. Our long-term investments consist of interest bearing securities with maturities of less than 18 months.

Although the recovery of the semiconductor industry is slow, we continue to remain confident about Aehr Test's long-term future. We were able to reduce our operating loss somewhat in the quarter just ended compared with that of the fourth quarter of fiscal 2002. However, given the sluggish economy and the continued downturn in the semiconductor industry, we expect our net sales in the second quarter of fiscal 2003 to be less than those in the quarter just reported. We have a strong balance sheet, so we can continue to invest in R&D and grow our FOX family of products, which we expect to add to our core product revenues.

We received orders during the first quarter for multiple MAX4 burn-in and test systems from a leading semiconductor manufacturer. The newly released MAX4 system features low voltage down to 0.5 volts and high current up to 200 amps, as needed to meet the burn-in and test requirements for today's high performance logic devices. We believe that this sale validates the market need for higher power, lower voltage burn-in and test systems. Our new MAX4 system could lead to new business opportunities for us if a significant percentage of our installed base needs to be replaced as the industry migrates to higher power ICs. We continue to be encouraged as our new products continue to generate interest from our large customer base.

On behalf of everyone at Aehr Test, we appreciate your continued support during these difficult times.


        /S/ RHEA J. POSEDEL                  /S/ C.J. MEURELL
        Rhea J. Posedel                      C.J. Meurell
        CEO and Chairman                     President and COO

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

                                                         Three Months Ended
                                                          Aug 31,     Aug 31,
                                                           2002        2001
                                                       ----------  ----------
Net sales.............................................     $3,508      $2,805
Cost of sales.........................................      1,949       1,410
                                                       ----------  ----------
Gross profit..........................................      1,559       1,395
                                                       ----------  ----------
Operating expenses:
  Selling, general and administrative.................      1,711       1,631
  Research and development............................        961         966
                                                       ----------  ----------
      Total operating expenses........................      2,672       2,597
                                                       ----------  ----------
Loss from operations..................................     (1,113)     (1,202)

Interest income.......................................         83         168
Other income, net.....................................        104         101
                                                       ----------  ----------
Loss before income taxes..............................       (926)       (933)

Income tax benefit....................................        (39)       (299)
                                                       ----------  ----------
Net loss..............................................     $ (887)     $ (634)
                                                       ----------  ----------

Net loss per share (basic)............................     $(0.12)     $(0.09)
Net loss per share (diluted)..........................     $(0.12)     $(0.09)

Shares used in per share calculation (basic)..........      7,184       7,123
Shares used in per share calculation (diluted)........      7,184       7,123


CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                              Aug 31,       May 31,
                                                               2002          2002
                                                           (unaudited)
                                                            ----------     ----------
Assets
Current assets:
  Cash and cash equivalents ..........................         $ 8,020        $ 7,485
  Short-term investments .............................           4,856          8,003
  Accounts receivable.................................           3,546          3,132
  Inventories ........................................           8,921          8,633
  Prepaid expenses and other .........................           2,327          2,373
                                                            ----------     ----------
      Total current assets ...........................          27,670         29,626

Property and equipment, net ..........................           2,205          2,356
Long-term investments ................................             701             --
Other assets, net ....................................           1,859          1,836
                                                            ----------     ----------
      Total assets ...................................         $32,435        $33,818
                                                            ==========     ==========

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable ...................................         $   809        $   874
  Accrued expenses ...................................           1,995          2,260
  Deferred revenue ...................................             399            540
                                                            ----------     ----------
      Total current liabilities ......................           3,203          3,674

Deferred revenue .....................................              35             35
Deferred lease commitment ............................             240            224
                                                            ----------     ----------
      Total liabilities ..............................           3,478          3,933
                                                            ----------     ----------
Shareholders' equity:
  Common stock........................................              72             72
  Additional paid-in capital .........................          36,384         36,387
  Accumulated deficit ................................          (8,955)        (8,068)
  Net unrealized gain on investments..................               3              2
  Cumulative translation adjustment...................           1,453          1,492
                                                            ----------     ----------
      Total shareholders' equity .....................          28,957         29,885
                                                            ----------     ----------
      Total liabilities and shareholders' equity .....         $32,435        $33,818
                                                            ==========     ==========

"Safe Harbor" Statement: This letter contains forward-looking statements that involve risks and uncertainties relating to projections regarding industry growth and customer demand for the Company's products. Actual results may vary from projected results. These risks and uncertainties include economic conditions in Asia and elsewhere, world events, acceptance by customers of the FOX, MTX, MAX and DiePak technologies, the ability of the Company to gain business in China, the Company's development and manufacture of a commercially successful wafer-level burn-in system, and the potential emergence of alternative technologies, which could adversely affect demand for the Company's products in fiscal year 2003. See the Company's 10-K and most recent 10-Q filed with the SEC for additional risks affecting the Company.